UNDERWRITING AGREEMENT

Schedule A

Funds to be serviced under this Agreement

as of September 23, 2011

Fund Name	Board Approval Date
Amerigo Fund (Class C and Class N)	6/23/2003
Clermont Fund (Class N)	6/23/2003
Select Allocation Fund (Class N)	9/23/2005
Descartes Fund (Class N)	12/19/2005
Liahona Fund (Class N)	12/19/2005
Reservoir Fund (Investor Class and Class N)	12/16/2008
Select Appreciation Fund (Class N)	08/05/2009
Enhanced Income Fund (Class N)	08/05/2009
Flexible Income Fund (Class N)	08/05/2009
Shelter Fund (Class N)	09/25/2009
Milestone Treasury Obligations Fund	09/23/2011

The parties hereto agree that this Schedule A shall supersede and replace the existing Schedule A to the Underwriting Agreement effective as of the 23rd day of September 2011.

ADVISORONE FUNDS	NORTHERN LIGHTS DISTRIBUTORS, LLC

By: /s/ W. Patrick Clarke	By: /s/ Brian Nielsen
W. Patrick Clarke, President	Brian Nielsen, President